SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated July 30, 2015

MATERIAL FACT

Banco Santander, S.A. (“Banco Santander” or the “Bank”) informs that it is envisaged to implement the “Santander Dividendo Elección” scheme (the “SDE Scheme”), on the dates on which the second interim dividend is traditionally paid (October / November). Thus, subject to the prior resolution of the executive committee of Banco Santander, shareholders shall have the possibility to choose whether to receive cash or new shares on such dates. The envisaged timeline for the implementation of the SDE Scheme is as follows1:

•	16 October 2015. Execution of the capital increase. Communication of the number of rights needed to receive one share and of the final price of the right-purchase commitment[2]. Such price will be determined considering the stock price of the Santander share on 9,12,13,14 and 15 October.

•	19 October 2015 (23:59 hours CET). Reference date for the granting of rights. The shares acquired until (and including) this date will grant to their holders the right to participate in the SDE Scheme.

•	20 October 2015. Commencement of the rights trading period. Santander shares start trading ex-coupon.

•	29 October 2015. Last date to request remuneration in cash (sale of rights to Grupo Santander).

•	November 2015. End of the trading period of the rights. Acquisition of rights by Grupo Santander from those shareholders who have requested cash.

•	6 November 2015. Payment of cash to shareholders who have so requested.

•	13 November 2015. Commencement of the ordinary trading of the new shares in the Spanish Stock Exchanges, subject to the granting of the relevant authorizations[3]. Shareholders who have opted for new shares have them delivered.

Subject to the aforementioned resolution of the executive committee, it is estimated that the gross price at which Grupo Santander shall irrevocably commit to purchase rights, which will be calculated pursuant to the formula approved by the ordinary general shareholders’ meeting, will be approximately 0.05 Euros per right.

Boadilla del Monte (Madrid), July 30, 2015

[1]	This timeline may vary in view of the definitive terms of the new Spanish regime on clearing and settlement of securities which is expected to enter into force in the last quarter of 2015. Furthermore, the term for the acceptance of the right-purchase commitment and the envisaged payment date for those who request cash and the date of delivery of shares may not be coincidental with those set out above in respect of those shareholders holding Santander shares in the various stock exchanges outside of Spain in which the Bank is listed.
[2]	The option to receive cash throughout the sale of rights to Grupo Santander will be available only to shareholders as of the relevant reference date and only with regard to the rights granted on that date. This option will not be available with regard to rights acquired in the market.
[3]	Estimated date. Admission to listing of the new shares in the stock exchanges outside of Spain where the Bank is listed shall also be requested.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 30, 2015	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer